     April 29, 2008

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Jeffrey P. Riedler, Esq.

                       Division of Corporation Finance

Re:     Integrated BioPharma, Inc. – Amendment No. 3 to the Registration Statement on Form S-3 filed March 21, 2008 (File No. 333-149855)

Mr. Riedler:

On behalf of our client, Integrated BioPharma, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-3 (File No. 333-149855), originally filed with the Commission on March 21, 2008 and as amended by Amendment No. 1 (“Amendment No. 1”) thereto filed with the Commission on April 16, 2008 and as amended by Amendment No. 2 (“Amendment No. 2”) thereto filed with the Commission on April 17, 2008 (as amended by Amendment No. 1 and Amendment No. 2, the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith. Amendment No. 3 responds to the comments received from the Commission’s staff (the “Staff”) by letter dated April 22, 2008 (the “Comment Letter”) with respect to the Registration Statement.

For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter), and the responses to each comment appear immediately below such comment. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

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Selling Stockholders, page 4

1. We note your response to our prior comment 3 and reissue that comment in part. Please revise your selling stockholders table to include, under the column for beneficial ownership prior to the offering, shares of common stock that each selling stockholder has the right to acquire within the next 60 days. You should disclose in a footnote to each of the selling stockholders, how many shares included in the beneficial ownership may be acquired within the next 60 days and the source of those shares. Also, please consider combining the separate rows for Mr. DeSantis and CD Financial, LLC into one row. The current disclosure in two separate rows may be confusing for an investor.

     As discussed with Mr. Gomez on April 24, 2008, the Company has revised the disclosure in the selling shareholders’ table to add a column which includes the additional shares of common stock being registered pursuant to the terms of the investors’ registration rights agreement and has included clarifying disclosure in the text above the table and in the footnotes to the table.

In addition, as discussed with Mr. Gomez, the Company has kept the rows for Mr. DeSantis and CD Financial, LLC separate since it allows the Company to show separately the CD Financial securities from the private placement, on the one hand, and the additional shares of common stock held directly by Mr. DeSantis that were the subject of pre-existing piggy-back registration rights, on the other hand.

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     In connection with this response letter and the revisions to the Information Statement, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should any member of the staff have any questions concerning this letter or desire any further information or clarification, please do not hesitate to contact me at (212) 801-6752.

                                   Very truly yours,

                                   /s/ Andrew H. Abramowitz

                                   Andrew H. Abramowitz

cc:     Mr. Sebastian Gomez Abero